U.S. Securities and Exchange Commission
Washington, D.C. 20549

02052408

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

Current Report on Form 8-K For 8/26/02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82902
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SEC MAIL PROCESSING SECTION RECEIVED AUG 27 2002 WASH. D.C. 154

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 26th day of August, 2002.

Residential Accredit Loans Inc.
(Registrant)

By: [signature]
Lisa Lundsten
Vice President

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Greenwich Capital Markets

Yield Sensitivity Table

August 21, 2002 03:23 PM
User: mercadk
As of August 21, 2002, 03:22 PM

Bond Class		
Name / Class:	RFC02QS11B	A1
Cusip:		
Coupon:		4.500 %
Formula:		N/A
Orig. Balance:		$59,830,000.00
Factor:		1.00000000
Factor date:		05/01/2002
Current Cap:		N/A
Current Floor:		N/A
Cur. Balance:		$59,830,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	08/30/2002
Issue Date:	08/01/2002
First Pay Date:	09/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$238,726,790.50
Net Coupon:	6.500 %
Gross Coupon:	7.330 %
Srvc Fee:	0.830 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.65USR	1*.75USR	1*.85USR	1*.95USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*2USR
100-11	3.94084	3.87018	3.80119	3.73442	3.70187	3.60570	3.54305	3.39088	3.10096
100-15	3.82483	3.74056	3.65830	3.57867	3.53987	3.42522	3.35052	3.16913	2.82361
100-19	3.70907	3.61123	3.51573	3.42329	3.37825	3.24517	3.15847	2.94797	2.54708
100-23	3.59355	3.48219	3.37348	3.26827	3.21701	3.06555	2.96690	2.72738	2.27134
100-27	3.47829	3.35343	3.23156	3.11362	3.05615	2.88638	2.77580	2.50738	1.99640
100-31	3.36327	3.22495	3.08995	2.95931	2.89567	2.70764	2.58518	2.28795	1.72226
101-03	3.24850	3.09676	2.94866	2.80537	2.73556	2.52933	2.39504	2.06909	1.44891
101-07	3.13398	2.96885	2.80770	2.65178	2.57583	2.35146	2.20536	1.85081	1.17635
101-11	3.01970	2.84122	2.66705	2.49855	2.41647	2.17402	2.01615	1.63309	0.90458

WAL:	1.12	1.00	0.90	0.83	0.79	0.71	0.67	0.58	0.46
Mod. Dur:	1.07	0.96	0.87	0.80	0.77	0.69	0.65	0.56	0.45
Spread	158.0	150.7	142.6	134.1	129.7	116.3	107.2	84.2	36.9
First Prin:	09/2002	09/2002	09/2002	09/2002	09/2002	09/2002	09/2002	09/2002	09/2002
Last Prin:	10/2004	07/2004	04/2004	03/2004	02/2004	12/2003	11/2003	09/2003	06/2003
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

USR 1: 8 to 20 CPR for 12 months, 20 CPR for life.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.539	1.601	1.768	2.239	2.758	3.509	4.505	5.261
OnTR/Swp Spd	1.613	1.630	1.838	2.254/38	2.640/57	3.411/59	4.317/57	5.092/46
OnTR Price	99-19+	99-07	103-13+	100-00	110-23+	99-08+	100-15	104-07+

1 Mo L	3Mo L	11Cof	Prime
1.798	1.775	2.847	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
5.543	6.181	101-18	99-17+

CAP VOLS (years)					
1	2	3	5	10	30
54.950	53.310	44.400	35.400	27.050	21.770

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
24.200	25.600	19.140	15.990

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

August 21, 2002 03:26 PM
User: mercadk
As of August 21, 2002, 03:26 PM

Yield Sensitivity Table

Bond Class	
Name / Class:	RFC02QS11B A2
Cusip:	
Coupon:	4.250 %
Formula:	N/A
Orig. Balance:	$50,000,000.00
Factor:	1.00000000
Factor date:	05/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$50,000,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	08/30/2002
Issue Date:	08/01/2002
First Pay Date:	09/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$238,726,790.50
Net Coupon:	6.500 %
Gross Coupon:	7.330 %
Srvc Fee:	0.830 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.65USR	1*.75USR	1*.85USR	1*.95USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*2USR
100-11	4.07138	4.04354	4.01573	3.98789	3.97391	3.93238	3.90479	3.83634	3.70124
100-15	4.02845	3.99508	3.96176	3.92841	3.91165	3.86190	3.82883	3.74684	3.58499
100-19	3.98558	3.94670	3.90788	3.86902	3.84950	3.79153	3.75301	3.65748	3.46896
100-23	3.94278	3.89840	3.85408	3.80972	3.78744	3.72128	3.67731	3.56829	3.35314
100-27	3.90005	3.85017	3.80037	3.75052	3.72549	3.65114	3.60174	3.47924	3.23753
100-31	3.85738	3.80202	3.74675	3.69142	3.66363	3.58112	3.52629	3.39035	3.12214
101-03	3.81477	3.75394	3.69321	3.63241	3.60188	3.51122	3.45098	3.30162	3.00697
101-07	3.77224	3.70594	3.63975	3.57350	3.54022	3.44143	3.37578	3.21304	2.89200
101-11	3.72976	3.65801	3.58638	3.51468	3.47867	3.37175	3.30072	3.12461	2.77725
WAL:	3.15	2.77	2.47	2.23	2.12	1.87	1.73	1.46	1.11
Mod. Dur:	2.89	2.56	2.30	2.09	2.00	1.76	1.64	1.39	1.07
Spread	103.3	114.6	122.3	127.6	129.5	133.2	134.2	133.5	124.1
First Prin:	10/2004	07/2004	04/2004	03/2004	02/2004	12/2003	11/2003	09/2003	06/2003
Last Prin:	11/2006	05/2006	12/2005	08/2005	06/2005	02/2005	12/2004	07/2004	01/2004
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

USR 1: 8 to 20 CPR for 12 months, 20 CPR for life.

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OnTR Yld	1.706	1.673	1.795	2.366	2.905	3.646	4.668	5.569
OnTR/Swp Spd	1.705	1.728	1.945	2.379/44	2.774/66	3.564/67	4.533/64	5.404/52
OnTR Price	99-19	99-05+	101-30	99-24	109-26	103-17+	102-20	99-18+

1 Mo L	3Mo L	11Cof	Prime
1.810	1.810	2.772	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
5.703	6.373	101-18	99-17+

CAP VOLS (years)					
1	2	3	5	10	30
45.950	44.790	37.480	30.590	23.800	19.530

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
21.960	22.990	17.400	14.180

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

August 23, 2002 08:42 AM
User: mercadk
As of August 23, 2002, 08:41 AM

Bond Class		
Name / Class:	RFC02QS11B	A5
Cusip:		
Coupon:		6.500 %
Formula:		N/A
Orig. Balance:		$5,016,000.00
Factor:		1.00000000
Factor date:		05/01/2002
Current Cap:		N/A
Current Floor:		N/A
Cur. Balance:		$5,016,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	08/30/2002
Issue Date:	08/01/2002
First Pay Date:	09/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$238,726,790.50
Net Coupon:	6.500 %
Gross Coupon:	7.330 %
Srvc Fee:	0.830 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.65USR	1*.75USR	1*.85USR	1*.95USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*2USR
97-07+	6.70997	6.72052	6.73213	6.74486	6.75167	6.77434	6.79195	6.85114	7.02975
97-11+	6.70339	6.71337	6.72435	6.73639	6.74283	6.76427	6.78092	6.83690	7.00582
97-15+	6.69682	6.70623	6.71658	6.72793	6.73400	6.75421	6.76991	6.82267	6.98192
97-19+	6.69026	6.69909	6.70882	6.71948	6.72518	6.74416	6.75891	6.80847	6.95805
97-23+	6.68371	6.69197	6.70107	6.71104	6.71638	6.73413	6.74792	6.79429	6.93422
97-27+	6.67716	6.68486	6.69333	6.70261	6.70758	6.72411	6.73695	6.78012	6.91042
97-31+	6.67063	6.67775	6.68560	6.69420	6.69880	6.71411	6.72600	6.76598	6.88665
98-03+	6.66410	6.67066	6.67788	6.68579	6.69003	6.70412	6.71506	6.75185	6.86292
98-07+	6.65758	6.66358	6.67017	6.67740	6.68127	6.69414	6.70414	6.73775	6.83922
WAL:	20.92	19.30	17.77	16.33	15.65	13.72	12.51	9.60	5.54
Mod. Dur:	19.43	17.87	16.43	15.09	14.46	12.69	11.59	8.98	5.34
Spread	213.4	221.5	229.2	236.6	240.2	250.6	257.4	280.3	365.7
First Prin:	03/2019	09/2017	05/2016	02/2015	07/2014	12/2012	01/2012	01/2010	08/2007
Last Prin:	05/2032	05/2032	05/2032	05/2032	05/2032	05/2032	05/2032	05/2032	11/2008
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

USR 1: 8 to 20 CPR for 12 months, 20 CPR for life.

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.585	1.553	1.629	2.052	2.549	3.268	4.266	5.074
OnTR/Swp Spd	1.629	1.599	1.762	2.086/36	2.451/54	3.182/57	4.063/54	4.888/44
OnTR Price	99-19	99-06+	102-05	100-10	110-27+	100-10	102-17+	107-14+

1 Mo L	3Mo L	11Cof	Prime
1.780	1.751	2.847	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
5.390	5.933	101-16	99-10+

CAP VOLS (years)					
1	2	3	5	10	30
55.270	54.320	45.380	35.890	27.250	21.620

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
25.100	26.780	19.740	16.270

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30

Greenwich Capital Markets

Yield Sensitivity Table

August 21, 2002 03:40 PM
User: mercadk
As of August 21, 2002, 03:40 PM

Bond Class	
Name / Class:	RFC02QS11B A7
Cusip:	
Coupon:	6.250 %
Formula:	N/A
Orig. Balance:	$22,658,000.00
Factor:	1.00000000
Factor date:	05/01/2002
Current Cap:	N/A
Current Floor:	N/A
Cur. Balance:	$22,658,000.00

Class Description	
PAC Bands:	N/A
Settlement Date:	08/30/2002
Issue Date:	08/01/2002
First Pay Date:	09/25/2002
Maturity Date:	N/A
Days Delay:	24

Collateral Description	
Coll. Type:	WL
Orig. Balance:	$238,726,790.50
Net Coupon:	6.500 %
Gross Coupon:	7.330 %
Srvc Fee:	0.830 %
Orig. Term:	360 mos
Current WAM:	357 mos
Current Age:	2 mos

Price	1*.65USR	1*.75USR	1*.85USR	1*.95USR	1USR	1*1.15USR	1*1.25USR	1*1.5USR	1*2USR
101-14	6.10989	6.08959	6.06739	6.04355	6.03112	5.99264	5.96617	5.89778	5.75650
101-18	6.09511	6.07346	6.04978	6.02435	6.01109	5.97004	5.94181	5.86886	5.71817
101-22	6.08036	6.05735	6.03219	6.00517	5.99109	5.94748	5.91748	5.83999	5.67990
101-26	6.06562	6.04127	6.01463	5.98603	5.97112	5.92495	5.89319	5.81116	5.64169
101-30	6.05092	6.02522	5.99710	5.96691	5.95118	5.90246	5.86894	5.78237	5.60354
102-02	6.03623	6.00918	5.97959	5.94783	5.93126	5.88000	5.84473	5.75362	5.56545
102-06	6.02157	5.99318	5.96212	5.92877	5.91139	5.85757	5.82055	5.72492	5.52741
102-10	6.00693	5.97720	5.94467	5.90974	5.89154	5.83517	5.79640	5.69626	5.48943
102-14	5.99232	5.96124	5.92724	5.89075	5.87172	5.81281	5.77230	5.66764	5.45150

WAL:	12.12	10.68	9.46	8.42	7.97	6.84	6.23	5.07	3.67
Mod. Dur:	8.30	7.61	6.97	6.39	6.12	5.43	5.04	4.24	3.20
Spread	154.0	158.4	162.9	180.4	187.8	205.4	214.1	228.4	262.8
First Prin:	01/2013	09/2011	08/2010	10/2009	05/2009	06/2008	12/2007	01/2007	10/2005
Last Prin:	10/2016	04/2015	12/2013	10/2012	03/2012	10/2010	01/2010	08/2008	11/2006
Bench:	AL	AL	AL	AL	AL	AL	AL	AL	AL

USR 1: 8 to 20 CPR for 12 months, 20 CPR for life.

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	1.678	1.598	1.689	2.258	2.787	3.505	4.530	5.461
OnTR/Swp Spd	1.685	1.671	1.878	2.290/43	2.675/65	3.444/64	4.388/63	5.296/51
OnTR Price	99-19	99-05+	102-02+	99-29+	110-06+	104-02+	103-24+	101-05

1 Mo L	3Mo L	11Cof	Prime
1.820	1.825	2.772	4.750

15Mtg	30Mtg	FN 6.5	FN 6.0
5.508	6.233	101-23+	99-22

CAP VOLS (years)					
1	2	3	5	10	30
49.090	46.650	38.400	31.010	23.980	19.730

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
22.390	23.700	17.810	14.260

Prepay Model Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elbow Shift	Burnout Severity	Burnout Timing	Lockin Sverity	Lockin Rate	Mtg Rate Shift	Surge	Model Version
Settings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30